Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor
New York, New York 10019

William Blair & Company, L.L.C.

150 North Riverside Plaza

Chicago, Illinois 60606

December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peter McPhun, Jennifer Monick, Ruairi Regan, and Pamela Long

Re: Cardinal Infrastructure Group Inc.

Registration Statement on Form S-1, as amended

Filed October 14, 2025

File No. 333-290850

Acceleration Request

Requested Date: December 9, 2025

Requested Time: 3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Cardinal Infrastructure Group Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time, on December 9, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Willkie Farr & Gallagher LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and we have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the Registration Statement and preliminary prospectus.

[Signature Page Follows]

Very truly yours,

Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.,

As Representatives of the several Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Zach Dombrowski
Name:	Zach Dombrowski
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]